

17009165

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ANNUAL AUDITED REPORT
\ FORM X-17A-5
PART III

SEC
Mail Processing
Section



SEC FILE NUMBER
8-47783

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder** Washington DC

MAR 01 2017

REPORT FOR THE PERIOD BEGINNING 01/01/2016 _____ AND ENDING 12/31/2016 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CoreCap Investments

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27777 Franklin Rd Suite 700

(No. and Street)

Southfield	MI	48034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Muncie 248-784-1341

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carnaghi & Schwark, PLLC

(Name – *if individual, state last, first, middle name*)

31435 Groesbeck Highway	Roseville	MI	48066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, R. Max Pett _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

CoreCap Investments _____, as

of December 31, _____, 20 17 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None

_____

_____

_____

DAWN M. CWIK
NOTARY PUBLIC, STATE OF MI
COUNTY OF WAYNE
MY COMMISSION EXPIRES Feb 27, 2020
ACTING IN COUNTY OF Oakland

_____ Signature

President & CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CORECAP INVESTMENTS, INC.

FINANCIAL STATEMENTS AND
SUPPORTING SCHEDULES PURSUANT TO RULE 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2016

CORECAP INVESTMENTS, INC.

Financial Statements
and Supplementary Information

December 31, 2016

TABLE OF CONTENTS

Carnaghi & Schwark, PLLC

CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
31435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CoreCap Investments, Inc.
Southfield, Michigan

We have audited the statement of financial condition of CoreCap Investments, Inc. as of December 31, 2016 and the related statement of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of CoreCap Investments, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CoreCap Investments, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained on pages 12 to 14, has been subjected to audit procedures performed in conjunction with the audit of CoreCap Investments Inc.'s financial statements. The supplementary information is the responsibility of the CoreCap Investments, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C. F. R. 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 27, 2017

CORECAP INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$	57,054
Accounts receivable:		
Brokers, dealers and clearing organizations		179,961
Deposit - clearing organizations		50,000
Sales representatives		140,483
Related party		—
Other		7,643
Prepaid expenses		59,171
TOTAL ASSETS	$	494,312

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	38,226
Commissions payable		192,766
Amount due to related party		82,951
Total Liabilities		313,943

STOCKHOLDERS' EQUITY

Common stock, $1 par value, 10,000 shares authorized 1,000 shares issued and outstanding	1,000
Additional paid-in capital	270,000
Retained earnings (deficit)	(90,631)
Total Stockholders' Equity	180,369
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 494,312

See accompanying notes.

[4]

CORECAP INVESTMENTS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2016

Revenue:		
Commissions	$	2,388,000
Other income		20,916
Total revenue		2,408,916
Operating Expenses:		
Commission expenses		2,036,197
Clearance fees		44,129
Communications		49,668
Occupancy costs		50,849
Other operating expenses		311,072
Total operating expenses		2,491,915
NET LOSS	($	82,999)

STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2016

	Common Stock		Additional Paid-in Capital		Retained Earnings (Deficit)		Total
Balance at January 1, 2016	$	1,000	$	241,832	($ 7,632)	$	235,200
Net income (loss)		—		—	(82,999)	(	82,999)
Additional capital paid in		—		28,168	—		28,168
Balance at December 31, 2016	$	1,000	$	270,000	($ 90,631)	$	180,369

See accompanying notes.

[6]

CORECAP INVESTMENTS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	($	82,999)
Adjustment to reconcile net loss to net cash used by operating activities:		
Changes in:		
Receivables	(	115,884)
Prepaid expenses	(	16,140)
Accounts payable	(	140,947)
Total adjustments	(	272,971)
Net cash used in operating activities	(	355,970)

CASH FLOWS FROM FINANCING ACTIVITIES

Additional capital paid in		28,168
Net cash provided by financing activities		28,168
NET DECREASE IN CASH	(	327,802)
Cash and cash equivalents – Beginning of year		384,856
Cash and cash equivalents – End of year	$	57,054

See accompanying notes.

[7]

NOTE 1 – ORGANIZATION

CoreCap Investments, Inc. (the "Company") operates as an introducing broker-dealer clearing its client's transactions on a fully disclosed basis through a clearing broker-dealer. The Company was incorporated in May 2012 and registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) in March 1996.

The Company is a wholly owned subsidiary of CoreCap Holdings, Inc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
Securities transactions and the related commission revenue and expenses are recorded on a trade date basis. Investment advisory fees and insurance commissions are recorded when earned.

Management Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments with Off-Balance Sheet Risk
In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Federal Income Taxes
The stockholders elected, under the applicable provisions of the Internal Revenue Code, to be taxed as an S corporation effective January 1, 2014. Under such provisions, the Company does not generally incur a Federal income tax liability; instead, net income or loss is includable in computing the taxable income of the individual stockholders. However, CoreCap Investments, Inc. is still liable for taxes on built-in gains if certain assets are sold that were held at the time that the S corporation election was made.

In some cases, S corporations incur Federal income taxes on the sale of assets, and additionally, could be liable for Federal income taxes should the election to be taxed as an S corporation be voluntarily or involuntarily terminated.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. The primary objective of ASC 740 is to prescribe measurement and disclosure requirements for income tax provisions when uncertainty exists as to whether the reporting entity's tax positions would be sustained in the event of an examination. Company management believes that there are no material uncertainties in which tax positions taken would not be sustained upon examination. With few exceptions, the Company is no longer subject to U.S. Federal income tax examinations for years before 2013 or state income tax examinations for years before 2012.

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through February 27, 2017, which is the same date the financial statements were available to be issued.

NOTE 3 – TRANSACTIONS WITH PARENT COMPANY

The Parent Company provides furniture and fixtures, personnel, general administrative and consulting services to the Company in connection with the Company's business. Reimbursement of these expenses is based on an itemized schedule of amounts paid.

For the year ended December 31, 2016 charges for services provided by CoreCap Holdings, Inc. approximated $414,000 and are included in other operating expenses in the accompanying statement of operations.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2016, the Company's net capital totaled $1,643 which was a $48,347 deficiency of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 191.08 to 1.

The Company deposited $60,000 as a capital infusion during January 2017 to cover the net capital deficiency and bring the ratio of aggregate indebtedness into compliance.

CORECAP INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 5 – LEASE COMMITMENTS

The Company currently leases facilities on a month to month basis. For the year ended December 31, 2016 the total lease expense pursuant to facility leases approximated $43,500, and is included in occupancy costs in the accompanying statement of operations.

SUPPLEMENTARY INFORMATION

CORECAP INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Total ownership equity	$ 180,389
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	180,389
Add:	
a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
b. Other deductions or allowable credits	-
Total capital and allowable subordinated liabilities	180,389
Deduction and/or charges:	
a. Total non-allowable assets from Statement of Financial Condition	178,726
b. Other deductions and/or charges	-
Other additions and/or allowable credits	-
Net capital before haircuts on securities positions	1,643
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f])	-
Net capital	1,643
Net capital requirement	50,000
Net deficiency	($ 48,357)

CORECAP INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities $ 313,943

Percentage of aggregate indebtedness to net capital   19,108%

Reconciliation with Company's Computation

There is no material difference between the computation of net capital as reported in CoreCap Investments, Inc. Part II Amended (Unaudited) FOCUS report dated December 31, 2016 and the above calculations.

■ CORECAP INVESTMENTS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3

CoreCap Investments, Inc. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer ...".

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

ANTHONY L. CARNAGHI, CPA
DOUGLAS W. SCHWARK, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
CoreCap Investments, Inc.
Southfield, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by CoreCap Investments, Inc. and SIPC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating CoreCap Investments, Inc.'s compliance with the applicable instructions of Form SIPC-7. CoreCap Investments Inc.'s management is responsible for CoreCap Investments Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 27, 2017

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
17*17*******2272********************MIXED AADC 220
47783  FINRA   DEC
CORECAP INVESTMENTS INC
27777 FRANKLIN RD STE 700
SOUTHFIELD MI 48034-8221
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ _984.—_

   B. Less payment made with SIPC-6 filed **(exclude interest)** (_124.—_)

          Date Paid

   C. Less prior overpayment applied (_____)

   D. Assessment balance due or (overpayment) _860_

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) $_____

   G. **PAYMENT:** √ the box
      Check mailed to P.O. Box ❑ Funds Wired ❑
      Total (must be same as F above) $ _860.—_

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Core Cap Investments
(Name of Corporation, Partnership or other organization)

R. v. Pett
(Authorized Signature)

Dated the _28_ day of _Feb_ , 20 _17_ .

President + CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
      Postmarked Received Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,408,956

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   _____

Total additions   _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   1,962,095

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   44,129

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Investment Banking   9,000

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 91

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

Enter the greater of line (i) or (ii)   91

Total deductions   2,015,315

d. SIPC Net Operating Revenues $ 393,641

e. General Assessment @ .0025 $ 984 —

(to page 1, line 2.A.)

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

EXEMPTION REPORT IN ACCORDANCE WITH RULE 17a-5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CoreCap Investments, Inc.
Southfield, Michigan

We have reviewed management's statements, included in the accompanying Exemption Report prepared pursuant to Securities and Exchange Act of 1934 Rule 17a-5, in which (1) CoreCap Investments, Inc. identified the following provisions of 17 C.F.R. subsection 15c3-3(k) under which CoreCap Investments, Inc. claimed an exemption from 17 C.F.R. subsection 240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) CoreCap Investments, Inc. stated that CoreCap Investments, Inc. met the identified exemption provisions throughout the current fiscal year without exception. CoreCap Investments Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CoreCap Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of rule 15c3-3 under the Securities Exchange Act of 1934.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 27, 2017

CoreCap Investments, Inc.
Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934 Rule 17a-5,
Subsection 240.17a-5(d)(1) and (4) of the U.S. Securities and Exchange Commission
December 31, 2016

CoreCap Investments, Inc. Exemption Report

The following statements are made to the best knowledge and belief of David Muncie as chief financial officer of CoreCap Investments, Inc.:

I, David Muncie, as the chief financial officer of CoreCap Investments, Inc., (the Company) am responsible for complying with 17 C.F.R. Section 240.17a-5, ("Reports to be made by certain brokers and dealers") and complying with 17 C.F.R. Section 240.15c3-3(k) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. Section 240.17a-5 and the exemption provisions.

Based on this evaluation, I assert the following:

I identified the provisions of 17 C.F.R. Section 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (k)(2)(ii) all customer transactions cleared through another broker-dealer on a fully disclosed basis.

The Company met the identified exemption provisions for the fiscal year ended December 31, 2016 without exception.

I, David Muncie, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

_____   CFo_____
Signature   Title

_2-23-17_____
Date